Exhibit 99.2

FOR IMMEDIATE RELEASE

DRAGONWAVE’S HORIZON COMPACT+ MEETS THE 4G BACKHAUL CHALLENGE WITH THE HIGHEST CAPACITY PER CHANNEL

Next-generation all-outdoor packet microwave system lowers cost per bit, leads industry in spectral efficiency and allows zero footprint installations

OTTAWA, Canada, February 7, 2011 — To offset the cost and capacity challenges created by today’s high-bandwidth 3G applications and the accelerating rollout of 4G, mobile operators must find ways to increase overall system capacity. DragonWave Inc.’s (TSX: DWI / NASDAQ: DRWI) introduction of Horizon Compact+ provides operators with a key tool to address lifecycle cost in three critical areas: Spectrum utilization, capacity and location leasing costs.

As the first all-outdoor system to incorporate XPIC (Cross Polarization Interference Cancellation) technology, Horizon Compact+ also becomes the first to take advantage of XPIC’s spectrum-doubling capability. Building on the capacity increases from DragonWave’s previously announced Bandwidth Accelerator technology, this spectrum-doubling capability increases the data bandwidth of Horizon Compact+ to as high as 2 Gbps.

Cost containment is another Horizon Compact+ benefit.  “Leasing costs are a major capital expense for system operators, carriers and enterprises that support their own microwave capability,” said Richard Webb, Directing Analyst — Microwave for Infonetics Research.  “By integrating the modem and radio in the same robust outdoor system, Horizon Compact+ makes interior rack space available for other components and reduces rental expenditures.”

Spectral efficiency, greater capacity and zero footprint capabilities are just a few ways that DragonWave has continued to implement its “building better backhaul” focus for its customers. Pay-as-you-go scalability is built into all of DragonWave Horizon products to protect hardware investments and grow capacity through software upgrades.

“Forecasts of unrelenting data traffic growth well into the future are clear evidence that the viability of today’s backhaul solutions is severely limited,” said Peter Allen, President and CEO of DragonWave Inc. “We are convinced that products such as Horizon Compact+ that increase capacity, maximize spectrum utilization and help contain costs will form the backbone of tomorrow’s backhaul networks.”

Horizon Compact+ operates in licensed or unlicensed spectrum from 6 to 60 GHz. DragonWave will display its next-generation products at Booth #2A118 in Hall A during Mobile World Congress in Barcelona, Spain, February 14-17, 2011.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	John Lawlor VP Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-895-7000	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024